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                                                     Filing Pursuant To Rule 425
                                       of the Securities Act Of 1933, as amended
                                      and deemed Filed Pursuant To Rule 14(a)-12
                              of the Securities Exchange Act Of 1934, as amended

                                     Filed By: Mercantile Bankshares Corporation

                                                    Subject Company: F&M Bancorp
                                                     Commission File No. 0-12638

                                 March 13, 2003

         This filing relates to a proposed merger between Mercantile Bankshares Corporation and F&M Bancorp pursuant to the terms of an Agreement dated as of March 13, 2003.

         On March 13, 2003, Mercantile Bankshares Corporation and F&M Bancorp held a conference call relating to the proposed merger described above, which was also made available for replay via webcast. Set forth below is certain disclosure that must be reviewed in order to listen to a replay of the webcast. Following this disclosure is a transcript of the conference call.

         This audio presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of a merger (the "Merger") between F&M Bancorp ("F&M") and Mercantile Bankshares Corporation ("Mercantile"), including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) Mercantile's and F&M's plans, objectives, expectations and intentions and other statements contained in this filing that are not historical facts; and (iii) other statements identified by words such as "expects" "anticipates," "intends," "plans," "believes," "seeks," "estimates," "targets," "projects," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective managements of Mercantile and F&M and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Mercantile and F&M may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) the regulatory approvals required for the Merger

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may not be obtained on the proposed terms or on the anticipated schedule; (5)
the stockholders of F&M may fail to approve the Merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Mercantile's and F&M's markets could adversely affect operations;
(10) an economic slowdown could adversely affect credit quality and loan originations; and (11) the involvement of the United States and its allies in a possible war in southwest Asia could have unpredictable negative affects on our businesses and the economy. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Mercantile's and F&M's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC's Internet site (http://www.sec.gov).

         Mercantile and F&M caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Mercantile or F&M or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Mercantile and F&M do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         F&M and Faye E. Cannon, F&M's President and Chief Executive Officer, and certain of F&M's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of F&M in favor of the Merger. The other executive officers and directors of F&M who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Cannon and F&M's other executive officers and directors in F&M is set forth in the proxy statement for F&M's 2002 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2002. In addition to those interests (i) Ms. Cannon and David R. Stauffer will receive, at the closing time of the Merger, cash payments in respect of foregone option grants of F&M common stock, (ii) Mercantile will maintain a split-dollar life insurance policy for James L. Hogan, (iii) certain executive officers, including Ms. Cannon, may be entitled to receive lump sum payments of amounts due under certain individual severance agreements or under the FMNB Executive Supplemental Income Plan, (iv) two members of F&M's current board of directors, who have not been named as of the date of this filing, will become directors of Mercantile following the Merger, (v) four members of F&M's current board of directors, who have not been named as of the date of this filing, will become directors of a wholly-owned subsidiary bank of Mercantile following the Merger, (vi) a wholly-owned subsidiary bank of Mercantile will form an advisory board which will include all members of F&M's current board of directors, each member will serve for an initial term of four years at a rate of $15,000 per year, (vii) each executive officer will be entitled to receive reimbursement for tax advice and financial planning, subject to a limit of $5,000 per executive and (viii) each of the F&M's directors will receive a lump sum payment of $21,000 under the Unfunded Deferred Compensation Plan for Non-Employee Directors when such director ceases to be a member of F&M's board. If and to the extent that Ms. Cannon and Messrs. Stauffer and Hogan will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such

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benefits will be described in the proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Cannon and Messrs. Stauffer and Hogan and F&M's other executive officers and directors in the Merger by reading the proxy statement/prospectus when it becomes available.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT.

         F&M and Mercantile intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the Merger. The proxy statement/prospectus will be mailed to the stockholders of F&M. Investors and security holders of F&M and Parent are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about F&M, Mercantile and the Merger.

         The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by F&M or Mercantile with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by F&M by contacting Kaye Simmons, F&M Bancorp, 110 Thomas Johnson Drive, Frederick, MD 21702, telephone 888-694-4170 or from F&M's website at www.fmbn.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Mercantile by contacting David Borowy, Mercantile Bankshares Corporation, Two Hopkins Plaza, Baltimore, MD 21201, telephone: (410) 237-5900.

         Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

                           TRANSCRIPT OF AUDIO WEBCAST

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                        Mercantile Bankshares Corporation
                             Moderator: Edward Kelly
                                 March 13, 2003
                                 11:00 a.m. EST

OPERATOR: Good morning everyone. And welcome to the Mercantile Bank Shares Corporation and F&M Bancorp Investor and Analyst teleconference. We would like to remind all callers that this call is being recorded. Following introductions, we will be taking questions. You may place yourself in the queue by pressing one followed by four on your touch-tone phone. If your question has all ready been answered, you may remove yourself from the queue by pressing the pound key.

Now I'd like to turn the call over David Borowy, investor relations. Sir, you may begin.

DAVID BOROWY, INVESTOR RELATIONS: Good morning. Thank you for joining us today. With me on the call this morning are Ned Kelly, Chairman, President and CEO of Mercantile Bankshares Corporation, and Terry Troupe, our Chief Financial Officer. Also joining us on the call today-Faye Cannon, President and CEO, F&M Bancorp and Kaye Simmons, the Chief Financial Officer of F&M Bancorp.

Before I turn the call over to Mr. Kelly I'd like to address some housekeeping issues. The press release announcing the acquisition was sent out via PR Newswire at 7:58 a.m. eastern standard time. I would like to remind you that during the course of this conference call, we may make forward-looking statements regarding matters that involve risks and uncertainty. Our actual financial results and specific events and transactions could differ materially from those discussed during this call.

These risks include but are not limited to the receipt and timing of regulatory approvals for the transaction. The possibility that this transaction will not close. The possibility that F&M stockholders may fail to approve the transaction. The individual risks facing each business. The possibility that integration following closing will prove more difficult than expected. And the risks to the economy and our respective businesses of a possible war in Iraq.

More information about potential factors which could effect either company's business and financial results is discussed in Mercantile's and F&M's reports, such as annual reports in Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K filed with the Securities and Exchange Commission and available on the SEC's Internet sites at www.sec.gov. And now Mr. Kelly will take it from here.

EDWARD KELLY, CHAIRMAN, PRESIDENT AND CEO OF MERCANTILE BANKSHARES CORPORATION:
Thank you, David and good morning. I'd like to welcome you all to the call and appreciate your interest. As you may or may not know this is Mercantile's inaugural investor call with respect to an acquisition. And I'm delighted to be joined by Faye and Kaye who are here with me.

Just to give you a sense of what we'd like to do this morning, I'll make some very brief remarks at the opening and then turn it over to Faye for a few minutes. And then I will walk through a presentation which I believe has been posted on our Web site for the last hour-and-a-half or so. And I'll assume for that purpose that you have most of it and try to hit the highlights. We'll then open it to questions. And we'd be delighted to answer any that you have.

At the outset, I'm sure it would come as no surprise I'm delighted to be here and to be able to announce this. I think both institutionally and personally Mercantile has been focused on F&M for some time. They are in markets that we believe are extremely good ones. We've long respected them as competitors. And we believe that they share a client focus and a focus on community banking that's very consistent with our culture. And we are delighted to be able to have them join the Mercantile family.

As you know, this is a very rare opportunity. There are three banks in Maryland, other than ourselves that have in excess of $1 billion in assets. F&M as you know, is roughly 2.1 billion. It is a great fit with us geographically. It strengthens our existing positions; it affords us entry to new markets. Because of the in-market nature of it, I

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think it makes synergies readily achievable. And one thing we have not done as we'll go through the presentation is to assume any revenue synergies. But I genuinely believe given F&M focus on the retail side in particular, and our particular expertise in the commercial side, that we will be able to generate additional growth as we go forward.

Execution risk is real. And I know the market is very much focused on that. Having said that, I think there are certain factors in this deal that will help to mitigate that which is one of the reasons that the deal was so attractive to us. And one thing that we'll come back to, but that I might offer up at the outset, is that we are on the same operating systems which will make conversion obviously, considerably easier than it might be otherwise. And frankly, we're basically on the same schedule with respect to determining who we might use on that basis going forward.

With that, and I'll come back in a second to talk, to try to walk you through the presentation, I'd like to introduce Faye. And to tell you how delighted I am, as well to be here with her. I've enjoyed getting to know her. We've worked closely as we've gone through this process. And as I said, I'd like to open it to her to make a few remarks. And then I'll go through the presentation and we'll open it up to questions.

FAYE CANNON, PRESIDENT AND CEO, F&M BANCORP: Thank you, Ned, very much. And it is a pleasure to here. And we are obviously very excited about our joint announcement this morning. Mercantile and F&M Bancorp obviously share a long history and a desire to maintain our similar client oriented, community focused culture.

We believe that this transaction is certainly an excellent one for our shareholders and obviously will be one for our customers. Both organizations are relationship driven and highly complimentary with their commercial and retail banking, our mortgage banking and our investment in wealth management lines of business.

Our team of companies at F&M Bancorp certainly know what it takes to thrive in the financial services business. It's a team of dedicated professionals, a diverse range of financial products and services, foresight and agility to adapt to change, technology that drives performance and efficiency, and exceptional execution in delivering personalized service. And just like Mercantile, we've been thriving throughout the communities we serve for over a century. The business combination with Mercantile will give our wealth management professionals a significantly enhanced wealth management product suite that will benefit clients, while certainly providing greater convenience to our commercial and retail banking clients through access to Mercantile's expansive network in Maryland, Virginia and Delaware.

With our announcement this morning, certainly our associates will direct our energies and focus on providing outstanding client care to all of our clients throughout all of our lines of business. We are certainly looking forward to jumping quickly in to the work that will be assigned through the transition team, and making Mercantile Bankshares, Maryland's preeminent financial institution for all of their constituencies. Thank you, Ned.

EDWARD KELLY: Thank you, Faye. As I said, I would now plan to walk through the presentation. I will assume that most of you have seen it. As I said it's on the web site and I'll refer to the pages as I go through it. Although, as I mentioned on the assumption that you have seen it, I'll try to hit the highlights, at least, from our perspective.

On page three which is the transaction highlights, as I said earlier, this transaction solidifies our position as the largest Maryland based franchise, enhances our presence in existing markets, supports its entry in to new ones. And a glance at the map confirms how good the fit is in this case. This makes us number two in the state in deposits with a leading share in some of the strongest growth markets. It is accretive to GAAP and cash EPS in the first full year of combined operations.

We've identified cost savings. We think they are readily achievable given the in-market nature of the transaction. And we also believe, as I mentioned earlier, that there are significant revenue enhancement opportunities but we've made no assumptions on that score in connection with the financial analysis.

On page six, there is a transaction summary. It is, as you know, $46 per share nominally. The aggregate transaction value is about $505 million based on that nominal price. The structure is 75 percent stock, 25 percent cash. And one thing I should point out in that respect, I think the best way to think about this is that there is essentially $11.50 per share, that is 25 percent cash that is fixed. The exchange ratio with respect to the stock is fixed as well which means that the stock price, the stock value, the value of that stock floats. So that there - while the nominal value is

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$46, the overall value of the transaction shifts depending on movements in our share price. As you can see this morning, there has been some pressure on the stock. I suspect that that's being driven by a dearth of M&A activity which has meant the arbitrageurs are reasonably active at this stage it seems to me.

The fixed exchange ratio is 1.2831 for each share of F&M stock. We did an extensive due diligence review, including as you might imagine from us, given our devotion to credit quality, a detailed credit check. And one thing that was enormously encouraging to me in that process is that my credit people, by and large, are not ones to hand out compliments readily. And as they went through this process, they assured me that they had been enormously impressed with F&M's credit culture, its underwriting and its credit review process.

There will be two F&M directors that will be added to our board. But one thing I want to stress, and as I will throughout is that we plan to rely very heavily on the F&M board. They're very rooted in the communities that they serve. We will have an advisory board. And in addition to the directors who will join the holding company board, we looked at adding a number of their existing directors to our affiliate boards which I will get to as we go through.

On page seven, no collars, there is a double trigger walk away. We anticipate the closing to be third to fourth quarter 2003. We plan to complete the consolidation by the end of 2003. The reason we're hedging, obviously on the closing date, as you know, revolves around regulatory approvals.

Transaction summary on page eight. As you look at this, I think as someone had mentioned to me earlier today, you know, the fact is that this still remains a seller's market, which is obviously to the benefit of F&M in this case. I think it's also testimony to the attractiveness of their franchise.

But as you look at the multiples, it's very much in line with comparable deals. You know, the fact is it's less than 20 times - it is less than 20 times earnings on a forward basis, which is by and large in line or slightly below the comps. The tangible book multiple which is 2.71 is slightly below the comps as well. The deposit premium is slightly above. The market premium and the headline number is big. There's no question about that. And I suspect that that's attracted people's attention. But having said that, given the trading environment, and because of the dynamic in the 75-25 split that I described, and the fact that F&M has actually been trading at $5 roughly below it's 52 week high, I think it's easy to overstate the 48.9 percent headline market premium.

As we move to page 10, which is my favorite page, which is the strategic benefits. The fact is this deal works financially. And financially, obviously, the financials are extremely important to the strategy. Now related to that as I said earlier, it solidifies our position, makes us number two, enhances our existing presence, gives us new markets. Because of the nature of F&M, because of the nature of the Maryland banking market, it's a unique opportunity to achieve cost savings and strong growth. The geographic fit, as you can see from the map, is terrific.

A combination of retail and commercial strength along with investment management with an expanded client base offers enormous opportunity. And perhaps one of the most important factors, as both Faye and I had mentioned, is that there is a shared philosophy here. Customer oriented, communication focused, and strong credit quality, which has been a hallmark of us and one that we plan to maintain.

The other thing, as many of you know, is based on our initiatives in wealth management, we are very much in the talent acquisition business. And one of the things that F&M offers is the ability to add talent to our organization which any organization can use.

As I've mentioned, execution risk is real and I recognize that. But there are a couple of factors, several factors that mitigate that in my view. One is that on a pro forma basis, this is roughly 15 to 16 percent of the combined firm's assets. It is in - market, and it is a very good fit. And our affiliate structure helps. And in that connection, we would plan to take F&M and essentially leave a very substantial bank in Frederick which would basically be F&M. Combined with F&M in Frederick, our affiliate in Frederick, which is Fredericktown [Bank & Trust Company], which would result in a bank of about a billion - $1.6 billion in assets. That would leave you with about 700 million in assets roughly that is spread among our affiliates in Montgomery County and Howard County and in Carroll County with a very small portion, just two branches I believe that are in the Merc-Safe footprint.

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The great news about that is that the CEOs of each one of those affiliates are among our very best. Each one of them is extraordinarily excited about doing this. I think they believe that, given the alternatives that would be out there for acquisitions, that this is the very best one that they could do. And what we're able to do basically is to keep the customers - keep our affiliates as close as possible to the customers and ensure that they get the level of service that they deserve and that they've become accustomed to with both F&M and ourselves.

On page 11, and one source of confusion here which I'll clarify immediately is that because of data limitations these are June 30th 2002 numbers, so they may equate to some of the later numbers that you see. But the highlights here I've mentioned earlier, number two in Maryland, number one market share in both Frederick and Carroll, strengthens our position in Baltimore, Howard, and Montgomery, allows us to enter Washington County.

As I've discussed with many of you, I think the demographics in Maryland market while not as spectacular as some are extremely solid and better than most. And that's one of the things that we hope to capitalize on as we go forward.

Overview of F&M on page 13, just to go through it briefly and the two things that I would highlight here are loans of $1.3 billion, deposits of $1.6 billion, which provides us with a very good loan to deposit ratio in terms of funding, and our ability to grow the loan portfolio. But in one respect, most important to me is the fact that credit quality is as good as it is. As you can see NPAs are 19 basis points which is considerably better even than what I believe to be our sterling record in that connection but it certainly helped us as we thought about this deal.

Balance sheet composition and again asset quality. As you can see, the things that jump out at me here on the total loan side, and we'll come back to this, are that they have 21 percent of the loans are in consumer, 13 percent are in commercial. The deposit base looks very similar to ours. Credit quality again, 19 basis points. The loan loss reserve is lower than you've become accustomed to with us. We'll get back to some of the pro forma numbers. I think the pro forma is roughly 1.77 which is, you know, relative to peers is still extremely strong. As you can see the coverage ratios here are quite good. And the net charge offs are extremely small.

Having been through the portfolio and harkening back to my earlier comments, I think we are very comfortable with the credit quality at F&M, comfortable with the underwriting process as I said. Comfortable, most importantly with the culture, and we would certainly see that continuing.

Pro forma financial impact turning to page 15. As I said, I think this I - as I said earlier, this is one of only three institutions in Maryland excluding ourselves of more than $1 billion of assets. In order to forestall a question, I think Columbia at the time we measured this was slightly smaller than a billion, so there may be four if you want to quibble. But from my standpoint, this for us was clearly the most attractive partner.

Capital ratios reserves and asset quality remain strong. And we'll come to some of those pro forma numbers. And you know, they've always been extremely important to us.

The financial returns from our standpoint are very good. GAAP and cash earnings accretion of the full first year which is a standard that I've mentioned before. And that we want to observe continually as we go forward to the extent that we do any other deals. But I can tell you in the near term our intense focus is going to be making sure that we get this one right. And the assumptions involved in the efficiency ratio at the end of the day that are in line with our current operations. And that gives us some comfort as well with respect to our ability to realize the synergies that we have in mind.

As I mentioned earlier, very good geographic fit, which makes the integration easier. The fact that we are dividing it up in the way we are while still preserving a very substantial bank in F&M's (ph) core market is the health of the integration and it's finally, as I had mentioned earlier, similar operating platforms.

On the pro forma financial impact on these transaction assumptions we've done this based on Iva's meeting earnings estimates for next year. There is no 2004 estimate for F&M so we've taken a long-term consensus growth rate and grown their earnings on that basis. We just assumed a third quarter closing. We have cost savings estimated, $26.5 million, which is roughly 35 percent of F&M's non-interest expense.

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As I mentioned earlier we believe there are revenue enhancements, but we haven't included them. We have the cash available to complete the transaction, although I'm sure it would come as no surprise to anyone in the current rate environment - it's not lost on us - that this might be an opportune time to raise some debt as we did roughly 16, 17 months ago.

Core deposit intangible estimated at four percent, amortized in a straight-line basis.

Page 18 - you have the numbers that are necessary to do the accretion analysis on both a GAAP and a cash basis. I think the assumptions are laid out there and to the extent you'd like to ask about them we can come back to them later. The one thing that I would note on this page is that there, we are planning to take $35 million in nonrecurring charges, which we would anticipate taking this year.

Page 19 - actually in a much simpler form highlights the accretion analysis. As you can see, 2004, 1.7 percent accretive, a nickel accretive on a GAAP basis, and nine cents or three percent accretive on a cash basis.

On the cost savings and nonrecurring charges on page 20, as I'd mentioned, we will be anticipating a 35 million charge in 2003. As you go through this list of potential cost saves I think the important things to keep in mind clearly the bulk of it is corporate overhead. One thing, a couple of things to keep in mind there, $2.5 million of that roughly, which gives you some sense of what we might be able to do, is based on audit, internal and external audit expense and advertising. And the more important thing from my standpoint is that the efficiency ratio, you know, at Merc-Safe is roughly 50 percent. It is at the affiliates, our affiliates 42 percent. As a firm overall it is 46 percent. The assumptions that we'd made in doing these cost savings are that essentially we bring F&M into line with the corporate efficiency, not with the affiliate efficiency. And I think, based on very helpful conversations we've had with Faye and with Kaye, our level of comfort about our ability to achieve these synergies without disrupting revenues is very high.

As many of you know, given my past history I'm extremely sensitive to losing the top line in connection with a consolidation. You know, the fact is you can always get costs out. It's not easy, but you can do it. What you can't do, and what is extremely hard to do, is to get customers back once you lose them. And our focus here is going to be to get these costs out not at the expense of customers, assuring that they receive the same levels of service that they've received historically.

On page 21 on the pro forma financial impact on the loan portfolio, again, you've got it in front of you. I'll highlight it because three things jump out at me. If you look at F&M their consumer is 21 percent, ours is 14. Their commercial is 13, ours is 32. Their residential real estate is 27, ours is 15. I think this combination achieves better balance for us, but most importantly what it highlights is our ability, hopefully, to grow their commercial portfolio, and their ability hopefully throughout our network to help us on the retail front. They've got consumer loans, and they've got mortgage loans, and the fact is in the current rate environment as we go forward one of the things that I would dearly love to do over time, and I'm not sure that's it's possible now given the fact that where we are in the rates cycle, but every bank in the country as near as I can tell now is asset sensitive. There's simply no escaping it, you know, they just are. With rates at these levels and given the compression that everybody's suffered that's just a fact of life I'm afraid.

We, as you know, we're more asset sensitive than others as we started through this cycle. Over time, you know, my dearest hope is to achieve better balance in our own portfolio. And I think F&M offers that opportunity. I would prefer to be something other than a reverse or an inverse proxy for the bond market, and one of the things we're going to do as we go through this is to figure out how it is that we can achieve that sort of balance going forward from an asset and liability management standpoint.

On the deposit front, F&M has a very strong deposit base. And the fact is they've got very strong non-interest bearing demand deposits. We have $9.9 billion in deposits pro forma. This is as of 12/31/02. And I'm, it has no material impact on the overall deposit base other than providing us again, you know, with access to funds at very efficient levels. F&M's margin as you know has been in the 430 range, which is roughly 20 to 25 basis points. I think the difference and it's explained pretty readily in terms of our capital in excess of theirs and we have slightly

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more in demand deposits. But by and large, you know, very comparable firms on that front. And as I said, very attractive funding base from our standpoint.

Page 23 - we've got the capital ratios and the asset quality. You have them in front of you. These are of 12/31/02. I wanted to share with you a couple things though that go to the pro forma. We anticipate that our tangible ratio at closing would be about nine percent. As you know, one could argue that that's a sea change for Mercantile given the fact that we've been in the 11 and a half to 12 range historically. I also know from conversations that I've had with a number of you there's been an awful lot of anticipation of what we might do about that over time. I think this is a very good use of the capital.

The other thing I would point out, even at nine percent we are extremely well capitalized relative to peers, and by 2004 our projections show that that tangible ratio goes to nine-seven, and then at 2005 back up again, 10, back up again over 10. So eventually my own instinct is that I'd like to keep our capital ratios in the double-digit range on that front, and that's the number that I focused on. I think we can get back there relatively quickly, and this assumes no engineering, which would always be available to us because there are de-leveraging opportunities that we could enter into that we don't anticipate in this connection. This assumes dividend pay out ratios consistent with those that we've had in the past. This assumes no stock buybacks. But that's what our tangible ratio would be.

No surprise, the fact is if you take that into account, you know, our tangible return on equity is going to go up. In 2002 our tangible return on equity at Mercantile on a standalone was 16 47. Pro forma for the transaction at the end of 2004 would be 18 75. Stated ROE however will decline principally because the addition to goodwill, but again the numbers we focused on as the tangible ROE, which will in fact go up as a result of this deal.

Again, I might just highlight on a pro forma basis as you can see on the asset quality front the reserves are at 1.77, which again, I think, it's still pretty close to the top of the class with respect to peers. Coverage ratios are strong. As I said earlier, a little bit to my chagrin, you know, our non performing assets and net charge off numbers actually go down in combination with F&M which again is testimony to the strength of the credit culture.

In summary, as I said, I think this is a great transaction for Mercantile. What these numbers do gives us stronger shares in existing markets, works financially. My own view is that it's a very strong deal strategically.

One of the conversations that I've had with you in the past, and one of the issues that I suspect might come up, it's twofold and I'll address them because I know people have got this on their minds. I do think, my view, scale is important and can be important. I think we've all had strong evidence of the fact that scale can also be a detriment. I don't think we're at the point where scale begins to be a detriment. I think by adding this scope to our franchise, adding these assets, these people, these customers, scale is an unmitigated good.

I think we can absorb them very effectively without reducing service levels and ensuring that we retain revenues, and for us I think it generates increased optionality going forward assuming that we get this right, and we're very much focused on the fact that we're going to be under the microscope with respect to how we execute this. But I can tell you we're going to be working around the clock to ensure that we do it right.

The other thing that I might mention because I thought about it myself actually as we went through this process and as we thought about acquisitions had someone ask why not just buy back a bunch of stock in order to get the nine percent tangible and think about the pop that you get as an accretion matter then and in terms what it might do to the stock price. We've actually been through that analysis, and the fact is if you look at it I'm not sure ultimately the pop in the stock price would be there because I think there would be some suspicion that at the end of the day we might not be as good a firm with nine percent capital on a standalone basis as we are at 11 and a half percent. Moreover, my horizon for better or for worse is longer than a quarter or two. I'm trying to think about the longer-term here, and what it is that we can do with this franchise and for our customers and shareholders over time. And it's hard for me to imagine given the rarity of this opportunity and the nature of the fit that there would be a better opportunity than the one that's been presented here.

But with that I would be delighted to open it to questions.

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OPERATOR: Thank you. The floor is now open for questions. If you do have a question or a comment you can press the one followed by four on your touch-tone phone at this time. If at any point your question has been answered you may remove yourself from the queue by pressing the pound key. Once again ladies and gentlemen that's one followed by four on your touch-tone phone.

Our first question comes from Chris Marinac of Robinson Humphrey.

CHRIS MARINAC, ROBINSON HUMPHREY: Good morning. Can you talk about pricing as it pertains to how you looked at this and other options that you've looked at in the last two years since you've been CEO? Is it something more expensive than you've looked at other deals or is this in line?

EDWARD KELLY: No it's in line Chris. Actually I would tell you frankly it's less expensive. Which is another, from the standpoint of other deals, now having said that, you know, I think part of the issue here, and Faye can address this if she'd like, although I would certainly, would not put her on the spot in that connection, is that I think we believe and suspect F&M believes that we were going to be a better firm combined than we were separately. I think the board at F&M went through a very good process, a very deliberate process, thought about this long and hard, and ultimately concluded that a partnership with us in the terms that we described make sense.

From my own standpoint as you can see given the fact that the multiples are in line I'm extremely encouraged because I think what distinguishes us from some of the other deals is that this is an extraordinarily good fit. It is an in-market deal that's got product complimentarity associated with it and increases customer scope on a basis that involves less execution risks than I think some other deals do. So I'm, on a risk adjusted basis I think these multiples are really quite favorable.

CHRIS MARINAC: OK, then from a standpoint of realizing the cost savings, do you expect to get all of them in 2004 or would you get partial?

EDWARD KELLY: No, we're going to try and get all of them, Chris, by the end of 2004.

CHRIS MARINAC: Great. Thanks Ned.

EDWARD KELLY: Thank you.

OPERATOR: Thank you. Our next question comes from Brian Harvey of Fox Pitt and Kellen.

BRIAN HARVEY, FOX PITT AND KELLEN: Thank you. Good morning.

EDWARD KELLY: Hey Brian.

BRIAN HARVEY: Now just a question here about the timing, why now? Why doing a deal in this type of environment when things are so uncertain and people are uncertain about the long-term growth rate and where the economy is going to be from here? Why not wait for a little bit longer?

UNKNOWN MALE #1: Brian I think two things, right, one is that one never gets to pick one's time unfortunately as much as I would like to. And, but to your point, and it's a fair one, and frankly we've thought about that. But I think it comes back to what I said earlier. I genuinely believe, and I think F&M believes as well that we are better off together than we were separately, and that our ability to weather what one may assume is a continuing down environment in the economy and a persistently low rate environment, is stronger together than it was separately.

In fact, I think given the environment we're in that this deal is an attractive one to do because it gives us the ability to generate, in my view, incremental growth beyond that which either one of us would have been able to do individually. So it helps us to weather the environment, although I admit it I am like you. You know, I'm very sensitive to it, and I've been around a fairly long time now unfortunately and I've never seen an environment quite like this. I mean you've had rates at 40-year lows. You've got an equity market which seems to be involved in a slow bleed if not a steady hemorrhage. And it's difficult out there. Having said that I think this combination in any environment is a very good one for everyone concerned.

BRIAN HARVEY: A second question just on other acquisitions, does this preclude you from doing anything on the trust asset management side and you now so focused on this deal?

EDWARD KELLY: No not at all. I mean the fact is as you know, Brian, going back to some earlier conversations we've all had, our inclination as you know is to grow the asset management business on an organic basis. We have recently done a couple of acquisitions, Boyd Watterson in particular, but as you also know the price tag on Boyd Watterson was not large. We paid rough numbers eight times EBITDA. It was immediately accretive. It buttressed our fixed income business in a very helpful way, very good synergies with the Taft Hartley plans. It was a deal that made a lot of sense for us. The other deals by and large we've done have had very small price tags and have been more in the form of strategic alliances than anything else.

So my inclination as you know has been to build the distribution side rather than the manufacturing side and to focus on that connection and on acquiring people rather than firms. Having said that, if the right opportunity came along I don't think there is any respect, you know, in which this deal precludes our doing a sensible deal on the asset management front, and arguably given the fact that we've got an expanded customer base and even better distribution than we had before, given the fact that net net we're going to be adding 30 branches or so throughout Maryland, which is a very, very strong market, I think it helps to leverage our asset management business.

If I'm not mistaken, somebody will correct me if I'm wrong, I think currently F&M has about $225 million in assets under management?

KAYE SIMMONS: $297 [million].

EDWARD KELLY: $297, my mistake, I'm sorry. Thank you, Kaye. But there is ample room in my view for us to leverage the network that they've got much more substantially than that. And if there are opportunities that present themselves that allow us to do that more efficiently or better we'd seize them.

BRIAN HARVEY: OK, great. Thank you, Ned.

OPERATOR: Thank you. Our next question comes from Arielle Whitman of Sandler O'Neill.

ARIELLE WHITMAN, SANDLER O'NEILL: Hi guys.

EDWARD KELLY: Hi Arielle. How are you?

ARIELLE WHITMAN: Great, thanks, Ned. The franchise looks great as far as expanding and filling in the footprint. I'm wondering if you could expand on some of your cost savings assumptions?

EDWARD KELLY: We could Arielle. We've gone through that as I've said in some detail with F&M and I'm leading back actually to the page where they are.
If you bear with me for one second. See the branch consolidation I think speaks for itself. F&M has 49 branches I believe. We are not going to close, we are going to close net net 21 F&M and Mercantile branches. Now that's not all F&M branches by any means. What we're going to do is look at the network figure out which aggregate branch network makes the most sense and close those branches within the networks that make sense. But that will give us overall 28 net branches, but we will close 21.

I was hoping the tech and ops front, we have been through that.
Obviously given the way we run the affiliate network, given F&M's platform and given our analysis that we're comfortable with those.

Business line consolidation, we have been through those numbers in some detail as well. And the corporate overhead number is the number that you see there that is arguably a little bit lumpy in terms of 11.5 without much breakout.

I've done that, frankly, for - on purpose, essentially, because I think what's going to be important in connection with this deal is that we not think about the cost saves as if they come directly from F&M, but we think about how it is that we can generate the best team firm-wide.

And so, as a result, as we went through this and thought about where we might be able to save, whether it's in executive finance or marketing and advertising, or HR or risk management, audit and examination costs, which I mentioned, or investor relations - it may very well be that people at Mercantile who are currently here may no longer be here.

So there will be cost saves associated with it, but it may be that F&M people are taking their place. So I was loathe, actually, to include much detail on that front, frankly, just ...

ARIELLE WHITMAN: Sure.

EDWARD KELLY: ... from the standpoint of executing it effectively.

But having been through it, I think we're genuinely comfortable that we can get that $11 million or so out of the corporate overhead.

As I said, I think, personally, based on conversations that I've had with Faye, and with Kaye and with Terry, that it will be a challenge, only because it's always a challenge. It's emotionally draining. You worry about the impact on employee morale generally, and you worry about the impact on customers.

But I think as we look at these two organizations and think about the fit, that we genuinely believe that we can get at that, and that if we do as well as I hope we will, we'll be able to offset any shortfall there, which I don't expect there will be, by generating some more growth throughout the franchise on the revenue front.

ARIELLE WHITMAN: OK. And on these 21 net branches, will they be part of the affiliates? Part of the lead bank? Hasn't been decided?

EDWARD KELLY: It has been decided. And, in fact, we've got some detail on that, which I don't have in front of me. But effectively, the way to think about this is there are, first, our affiliate, Potomac Valley, which is in Montgomery County; Citizens, which is in Howard County; Westminster, which is in Carroll County; Fredericktown, which is in Frederick with F&M.

And there will be - the bulk - the bulk of what is not left at F&M in Frederick, will go to Westminster in Carroll County. Roughly $500 million in assets. And this is rough proxy for the branches, as well, if you see what I'm saying.

About 250 will go to Citizens, and about 250 to Potomac, a very small part to Mercantile, and then our 300 at Fredericktown will be folded into F&M. So as you can see, odds are, given relative sizes, that the branch closures will be actually relatively evenly distributed. In fact, if you had to look at predominance, you'd probably look at Frederick and Carroll.

But having said that, there'll be some in Howard and Montgomery, as well.

But we're going to, as I said, pick and choose those branches that make the most sense, irrespective of what flag they may be under currently.

ARIELLE WHITMAN: OK. Great. Thank you.

OPERATOR: Thank you. Our next question comes from Clair Percartio of Janney.

EDWARD KELLY: Hi, Clair.

CLAIR PERCARTIO, JANNEY MONTGOMERY SCOTT: Hi. Ned, would you just give a little bit of detail on the fact that it's the same operating platforms and what you're thinking of doing there?

And then, secondly, just a little bit on the depth of the due diligence. I know it's an awfully clean franchise, but give us a sense of ...

EDWARD KELLY: The - on the first point where - I may turn that over to Terry and Faye, but I'll answer it to the best that I can. And as you know, I've never made any pretense of being an expert on this front.

But from what I understand, we both operate on Kirchmann. F&M has been going through a process to think about what else they might do. Ironically, so have we.

And the fact is that we're going to think through together what it is that we might do going forward. But they are literally identical operating systems currently.

There are certain wrinkles in it with respect to some of the software and the terminals and so forth, but by and large, they're the same.

Now, the good news about that, obviously, is that, as I said, you don't have to go through a conversion. Either one of us has to go through two conversions, if you will, in other words, the conversion we would have been through, having thought about changing from Kirchmann, and then another one in connection with the acquisition.

So that's given us great comfort in terms of eliminating disruption and being able to speak to each other fluently.

And then the second piece of the question that - you'll have to remind me of it, Clair. I'm getting old.

CLAIR PERCARTIO: The due diligence.

EDWARD KELLY: Oh, yes, the due diligence. The due diligence was extensive.

F&M was extremely forthcoming. We spent a lot of time with their management team. We spent a lot of time in document rooms. We spent a lot of time going through the loan portfolio, because one thing that I have - I lose sleep over at night, and there aren't many things, is just the notion of having a credit problem.

I don't like credit problems. And as I said earlier, having been through that, and having focused in particular on the indirect portfolio, which is one of the sources of concern to us, I had Bob Johnson, and as I said, he's probably best described as curmudgeonly on a good day, told me that he was amazed at how good the credit process was at F&M, which gave me enormous comfort.

We spent time. I'm comfortable. And as you say - as you say, I think to some extent, the numbers speak for themselves.

CLAIR PERCARTIO: I mean, can you give us a sense of what percentage of the commercial portfolio and of the, you know, you actually looked at and what dollar size and up you looked at.

EDWARD KELLY: I might ask Terry to address that, Clair.

TERRY TROUPE: We - trying to recall. I know we looked at all credits above a certain dollar size. Clair, I can't give you an exact number of files. It was extensive, though.

EDWARD KELLY: We also, Clair, we did a - and on top, and in addition to that, we did a sampling, you know, as we went through. But we spent time, more time than F&M would have liked us to.

CLAIR PERCARTIO: But what can - how much time did you spend?

EDWARD KELLY: Days ... a week...

CLAIR PERCARTIO: ... OK, yes ...

EDWARD KELLY: ... and a weekend.

CLAIR PERCARTIO: ... days - OK ...

EDWARD KELLY: Yes.

CLAIR PERCARTIO: OK. And then, that - one more thing, back to the operating systems. When you say identical by and large, that's the deposit and the loan system?

EDWARD KELLY: Yes. Now, what I was focused on was, somebody told me last night, and I don't begin to understand this, is that you may have a different lease arrangement with respect to branch computer terminals.

FAYE CANNON: Yes, we do.

EDWARD KELLY: How's that, Clair? I picked that up.

OPERATOR: Thank you. Our next question comes from Robert Lacoursiere of Lehman Brothers.

EDWARD KELLY: Hey, Robert.

ROBERT LACOURSIERE, LEHMAN BROTHERS: Don't want to belabor this point, but on the cost savings, could you give us a little bit more sense of how quickly you achieve them throughout the year?

I mean, you know, you start achieving them from the first quarter on? Or do you know, does it take a little longer to build up to this?

EDWARD KELLY: No, I - Robert, I would hope, you know, if we get to - if we manage to close this in the third quarter, or the fourth quarter, that we would relatively immediately begin to realize those costs. Some are easier than others, right.

There are some that aren't customer sensitive, you know, and those were the ones that we would go after as quickly as we could in order to make sure that the deal made sense financially. Those that are customer sensitive, we'd be much more careful about.

But having said that, assuming that we're able to manage the regulatory shoals, and assuming that F&M is willing to let us do it, one of the things we're going to do absolutely at the outset is have those four CEOs that I mentioned, who are going to be beneficiaries of parts of the F&M franchise, begin to think very seriously about the people who are in those branches, the people who are in their own branches, who would make sense to retain and who would sense not to, and work very hard on that at the outset.

So if I had to bet, I'd think we'd try to do what we could, literally in the first quarter after closing, and then the bulk of it would probably be in the second and third quarters after closing. And there would be a tail, you know, that we would deal with at the end, obviously, as we began to get at the rest of it.

Is that fair, Terry?

TERRY TROUPE: That's fair. The key will be the systems conversion, which we believe could be accomplished by the fourth quarter, or in the fourth quarter.

EDWARD KELLY: Of this year.

TERRY TROUPE: Of this year.

EDWARD KELLY: Yes.

ROBERT LACOURSIERE: OK. On a separate matter, could you comment a little bit about from the regulatory perspective? Obviously, you have to get regulatory approval for this. The concentration, you're not worried about anything on that front?

EDWARD KELLY: No. I mean, I'm always worried. But the fact is, based on the analysis that we've done and the preliminary indications we've had, we've got no divestitures. We have very strong market positions, but no divestitures.

And obviously, a lot of that revolves around how, to some extent, how a market's defined. But I think that's our friend in this case.

I think, from a regulatory standpoint, I think we both have - both firms have extraordinarily good relations with the regulators. And I've spoken to them, certainly haven't gotten any sense there would be any issue on that front.

ROBERT LACOURSIERE:  Thank you.

OPERATOR: Thank you. Our next question comes from Jed Gore of Sunova Capital.

JED GORE, SUNOVA CAPITAL:  OK.  Congratulations picking up a nice franchise,
Ned.

EDWARD KELLY: Thanks, Jed. Appreciate it.

JED GORE: What took you so long?

EDWARD KELLY: I wish - I wish they'd been willing to do it more quickly.

JED GORE: Just a question - I'm looking at page 18 of your slide deck. And F&M's earnings you have projected growing 9.5 percent in `04. And then there aren't published earnings estimates out there to `04.

I'm just wondering where you got that number, given the `03 to `02 growth rate. It's more like six or seven. And is there anything in there in terms of bolting on larger loans or just where you got the 9.5 percent earnings growth number for F&M?

EDWARD KELLY: I'll ask Terry to address that.

TERRY TROUPE: Basically, we were looking and maybe Kaye can also help me out, because it was a joint - working with our bankers on the transaction, and looking at the opportunities within the different markets.

EDWARD KELLY: It ... Exactly, go ahead.

KAYE SIMMMONS: And it actually is our long-term projected rate, but when you look at our last couple of years worth of earnings, we've been in the 16 percent rate this year in terms of earnings growth. The year before that was over 11 percent.

The only reason the projection went down for this coming year in 2003, was because of the rate environment. But our long-term performance rate should be higher than what the 2003 projection is.

JED GORE: Yes, I should think. And do you have any interest rate projections, you know, in your forecasting? I mean, are you looking for rates to rise in the second half of this year, for example? Or is it ceteris paribus?

EDWARD KELLY: No, we are not, Jed. As fondly as I would hope for that, we are not.

JED GORE: Right. Good luck. Well, congratulations again. Thank you.

EDWARD KELLY: Thank you.

OPERATOR: Thank you. Our next question comes from KC Abrecht of Millennium Partners.

KC ABRECHT, MILLENNIUM PARTNERS: Hi. Thanks for taking the questions.

EDWARD KELLY: Absolutely, KC

KC ABRECHT: Two questions for you. One, I'm a little confused about the rationale. And I guess in beginning of your presentation you mentioned that, you know, the two franchises fit like a - it's a great fit, but my concerns are, it almost fits too much like a glove in the sense that they perfectly overlap each other. Can you kind of talk about the rationale?

And of the 49 branches, did you say that 21 are going to remain open?

EDWARD KELLY: No, 28. Net. But understand that probably as we've gone through this - and, again, not to prejudge it, because we're still going through the analysis. But if you have 49 F&M branches,...

KC ABRECHT: Yes.

EDWARD KELLY: ... my guess is you may have as many as 35 or 40 of those that remain open. In other words, when you get to the 21 branch closures, remember that that's a combination of our branches and theirs, because - precisely because of the geographic overlap.

But then, let me address the other question that you raised, which I think is an important one.

We basically have a $300 million presence in Frederick - currently. Frederick is equidistant from Washington with Baltimore. It's a triangle that's got enormously positive demographics, and we have historically been underrepresented, not only in Frederick, which has enjoyed tremendous growth, but also in Hagerstown, which is further west in Maryland, where F&M has a substantial presence.

Effectively, there is no overlap out there, which is why I highlighted the fact that the Frederick-based bank will have roughly $1.6 billion in assets, but if you think about it, is only $400 million less than F&M has currently. And that other 400 or 500 effectively is going to be rationed out to our affiliates in Montgomery, Howard and Carroll Counties, where they have very good presences, but the fact is, they don't have complete coverage.

And the reason it fits so well geographically is this franchise fills holes for us in those counties, as well. It's not as if we're across the street from each other.

The reason the affiliate presidents are as happy about it as they are, is because F&M is in certain communities where we're not. And our ability to bulk up, if you will, reasonably quickly and begin to get at the underlying growth in those counties and communities that we don't currently serve is huge.

KC ABRECHT: OK. And then one additional follow-up. Kind of Jed Gore touched on it.

Can you kind of talk about your pro forma asset sensitivity and how we should think about that?

EDWARD KELLY: I don't think our pro forma asset sensitivity changes. And Terry will correct me and Kaye will correct me quickly if I'm wrong.

I think the fact is that you could argue at one point F&M was more - less asset sensitive and arguably liability sensitive. I think over time, for the - because of the dynamic I've described, I think they've probably become marginally asset sensitive themselves.

I don't see, frankly in this environment, you guys tell me. I don't see how you avoid that. I think as we go through the next cycle, though, we can take steps to mitigate it with respect to us.

I mean, as you know, I firmly believe that there's nothing wrong with being long liabilities at all, right. I think having lots of capital and lots of demand deposits is a terrific thing. And as some of you have heard me say, I think falling rates are good for bad banks, not good for good banks, right?

Having said that, I would love at some point, you know, two, three, four years down the road as we go through a cycle, to find a circumstance where Mercantile literally wasn't hammered, just because there was a perception of falling rates, and where we, in fact, we could balance a portfolio with more fixed rate lending, more consumer loans, more mortgages than we have currently.

F&M helps us do that. And in fact, as we've looked at it, and as I've thought about it, as we go through repositioning our securities portfolio, which we've talked about, because for years we just laddered Treasuries here, and we've now undertaken an effort to make it throw off more cash and make it less reinvestment sensitive.

Why are we going into the market buying mortgage securities, when inside we've got the ability to originate mortgages? And F&M significantly enhances our capability on that front.

So while I can't quantify in the near term the benefit on the asset sensitivity front, my instinct - and I think it's founded in fact - is that we will going - we will be going forward a much more balanced firm.

KC ABRECHT: OK. And then just one last quick question. Of your 9.5 percent kind of target long-term growth rate in `04, does that include any additional rate cuts?

EDWARD KELLY: It - no, it doesn't. We're assuming flat.

KC ABRECHT: OK.

EDWARD KELLY: I've got my fingers crossed.

KC ABRECHT: OK. Thanks.

OPERATOR: Thank you. Our next question comes from Bob Feitler of Solomon
Brothers.

EDWARD KELLY: Hey, Bob. How are you?

BOB FEITLER, SOLOMON BROTHERS: How are you.

EDWARD KELLY: Fine ...

BOB FEITLER: I guess you mentioned that there's still somewhat of a seller's market, as indicated by the price. And I'm wondering whether or not you look at the metrics of going the other way, and Mercantile looking for a similar valuation, which from current levels would be something like 60 percent upside. It seems like it would take a long time to re-accumulate that money for shareholders by staying independent.

EDWARD KELLY: Yes, Bob, and I'm sure that, you know, we've - you and I have had this conversation, and of course we constantly think about, you know, what our alternatives are. We'd be negligent if we didn't, and we do.

As I look at it, though, the decision you have to make every day is whether you want your currency or someone else's. And you look at your prospects versus someone else's.

You know, my own assessment of the environment out there, especially given what's happened, not only to our stock, but everybody else's, and given what I perceive to be problems throughout the industry, I'm much more comfortable currently remaining independent and holding our stock and trying to capitalize on opportunities like this.

I think the notion, you know, frankly, given our performance, and given where we are, and given where our potential "partners" might be, the notion that we could attract premiums like this I think is pretty remote.

BOB FEITLER: OK. Thank you.

OPERATOR: Our next question comes from Mike Szepa of Crest Investments.

MIKE SZEPA, CREST INVESTMENTS: Hey, good morning.

EDWARD KELLY: Hey, Mike.

MIKE SZEPA: I'm just a little surprised at the premium that was paid in the current environment. Did - when you looked at your comparables, were there any other similar premiums that you saw?

EDWARD KELLY: From a market standpoint?

MIKE SZEPA: Yes.

EDWARD KELLY: Yes. I'm sure there are. There were some smaller deals, actually, up in Pennsylvania, and I don't have them at my fingertips that were pretty close to this market premium.

The other thing that I'd point out as I tried to earlier is that I think the market premium is a little misleading in two respects obviously. And I think 52-week high for F&M was $35 and change, if I'm not mistaken, Kaye.

If you think about it in that light, that takes part of the edge off of it. And then, the second aspect of it is that we are generally, you know, going through a depressed market.

The other thing that helps me, of course, is that if you look at the other metrics, which I think are the most important ones, which are book value and P/E and core deposit premiums, they're very much in line. And sometimes, although not often, you know, the market price actually doesn't reflect the underlying fundamentals.

And from our standpoint if you look at this as a set on a risk adjusted multiple basis and you think about what the multiples really look like in terms of if we are able to get the costs out as effectively as I believe we might, I think it's a pretty attractive deal.

MIKE SZEPA: OK. That's fair. Also, you talked about scale of the import to Mercantile.

EDWARD KELLY: Yes.

MIKE SZEPA: I'm curious to know what sort of size you're looking for and what scale would be the sweet spot for Mercantile and if you'd be willing to pay a premium similar to this in future deals.

EDWARD KELLY (?): I think - I think - and I know that some of you out there raise this question from time to time is, you know, I didn't do any bank deals the first two years I was here even though there was some suspicion that there might be a closet lunatic out there who would - who would be doing those deals.

I think we've tried to be as disciplined as we possibly can. I think this was a unique opportunity, I genuinely do, for all the reasons that I tried to describe, I think as a result of that, did it involve a market premium certainly beyond that which I would have anticipated? Absolutely. But with respect to the other metrics, as I said, I thought it was attractive.

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With respect to the size issue, we will look at opportunities as they come along. Almost impossible for me to predict, you know, what might come along and how good the fit might be and what the dynamic might be in terms of what it is that we'd like to pay.

I, of course, would always like to pay less rather than more. I do think that this was a special circumstance in terms of the nature of the opportunity.

From a scale point, I think we're still a long way from getting to the point where we've got diseconomies of scale. And to the extent that there are opportunities that present themselves in markets that make sense and prices that make sense, we'd be - we continue - we continue to look at them.

MIKE SZEPA: Great. Thanks.

EDWARD KELLY: Yes.

OPERATOR: Thank you. Our next question comes from Collyn Gilbert of Ryan Beck.

EDWARD KELLY: Collyn, how are you?

COLLYN GILBERT, RYAN BECK: Thanks. Good morning, Ned. Thanks. Good. A question about - you guys really haven't addressed it much - is about F&M's insurance business. I mean, that's been a big driver of earnings for them.

Do you guys, sort of - I mean, you'd mentioned the opportunities on the wealth management side. But how are you looking at their insurance business and how do you anticipate that to grow and tie into Mercantile's franchise?

EDWARD KELLY: I think it's - Collyn, I think it's something that we're going to learn more about. I think my - Kaye will again, correct me if I'm wrong. But my understanding, Kaye, is the revenues roughly are $10 million...

KAYE SIMMONS: Yes.

EDWARD KELLY: ... and that the net income is about $1.6 million. Is that right?

KAYE SIMMONS: That's right.

EDWARD KELLY: It is, Collyn, an attractive business. The issue for me is, you know, and we've talked about this before, you know, is whether insurance is enough of a core competency for us to be involved in it. We are going to - given the attractiveness of these franchises, we are going to look at them hard and have conversations about it.

The one thing that takes the edge off of it a little bit and I know you all focus on this, as well, is the efficiency ratio in this business is not what you're accustomed to.

If you think investment management has got low margins, you know, the fact is that insurance business has even lower ones. And that's one of the things that we want to look at from a return standpoint.

I think we are confident, given the attractiveness of those franchises and given what I understand to be the terms of the agreements between F&M and those franchises, there's certainly no issue of our being hung with any sort of millstone.

You know, the fact is that if we keep them, they'll be terrific. And if we conclude or they conclude ultimately that it makes sense to be a part of someone else, I think we're going to be very well situated, as well.

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COLLYN GILBERT: OK. And - Kaye, this question might be for you too, to get to that and, kind of, following up on Jed's question about the $29 million projected for F&M.

Can you just roughly gauge or tell us from a, you know, insurance growth standpoint, mortgage banking standpoint, I mean, kind of, the business lines, what the growth projections are to get to that $29 million?

EDWARD KELLY: Sure. I'm not - well, do you want to -, you want to go ahead or Kaye? Well, I can - well, I can - I can address that, if I will. And then, I'll turn it over to Kaye.

I think from my standpoint, the areas of huge opportunity that I see are really twofold and then, a third, which I think is a - in one respect, a very cheap option for us.

The first two are on the retail side. And I think of the retail side as being consumer lending and mortgages. And as I mentioned earlier, one thing that I would like us to do particularly at Merc-Safe, you know, which is a lead bank in Baltimore, is think more about the mortgage business and think about doing more with our retail franchise.

I think F&M actually has done a very good job on that front. I think there's some thinking and some value they can bring to the table that should help us there.

I think the second aspect of it is the commercial business. Merc-Safe to some extent and that's where, as you know, we do a lot of the commercial lending as the lead bank has been landlocked a little bit in terms of its relationships with the affiliates and the markets that we're currently in.

Given what we described earlier, I think their ability to go to Frederick and beyond and to have more penetration in some of these communities in those high growth counties is huge. And I think what we can bring to F&M on the commercial front should be terrific and hopefully is going to result in some increased growth in and of itself.

And then finally, as somebody had mentioned earlier and as I've mentioned, as well, I think our ability to generate more revenues on the investment management front, given the scope and scale of their client base is also very real.

But those are my three areas for me, you know, that strike me as growth opportunities. Those are it.

COLLYN GILBERT: How do you see it? Do you see their - the profile of their investment or their wealth management customer much different from Mercantile's...

EDWARD KELLY: No.

COLLYN GILBERT: ... customer profile?

EDWARD KELLY: No. No. Well, let me put it this way. Do they have the high end customers that we have? No. You can tell that from the numbers. Do they have customers that we would like to have? Yes.

COLLYN GILBERT: OK. OK. That's it. Thanks very much.

OPERATOR: Thank you, ladies and gentlemen. Due to time constraints, we only have time for one final question. Our last question comes from Michael Hess of Hess Investments.

MICHAEL HESS, HESS INVESTMENTS: Thank you. Congratulations on the transaction.

EDWARD KELLY: Thank you, Michael.

MICHAEL HESS: I was just - I was interested in being able to view the investor presentation on-line. Do you know how I can go about doing that? Is it available?

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EDWARD KELLY: Someone more facile than I is going to have to address that.

DAVID BOROWY: Www.mercantile.com. It's available. I'll e-mail it to him.

EDWARD KELLY: We will e-mail it to you. But, David, do you want to tell - you've - how he can get it on-line.

DAVID BOROWY: Www.mercantile.com. Did you get that, Michael?

MICHAEL HESS: Yes. But I haven't been able - I went there and was unable to pull up the presentation.

DAVID BOROWY: OK. You might - just shareholder news. And you might have to refresh your browser. I'll tell you what. I'll come - as a moderator, come back to you off line, if you can. And I'll take your e-mail address personally.

MICHAEL HESS: Thank you so much.

DAVID BOROWY: OK.

EDWARD KELLY: Thank you very much. I appreciate all your time and interest.

OPERATOR: Ladies and gentlemen, thank you. This does conclude today's teleconference. Please disconnect your lines at this time. And have a wonderful day.

END

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